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                                                                     EXHIBIT 9.3

                                VOTING AGREEMENT

      This Voting Agreement ("Agreement") is executed as of November 8, 2004 between Takeda Pharmaceutical Company Limited, a Japanese corporation located at 4-1-1 Doshomachi, Chuo-ku, Osaka 540-8645, Japan (hereinafter "Takeda"), and BioNumerik Pharmaceuticals, Inc., a Texas corporation located at 8122 Datapoint Drive, Suite 1250, San Antonio, TX 78229, United States of America (hereinafter "BioNumerik") pursuant to and to effectuate certain voting arrangements provided for between Takeda and BioNumerik in connection with Section 8.1 of the License and Development Alliance Agreement (the "Alliance Agreement") executed between Takeda and BioNumerik on October 5, 2004. Capitalized terms used herein and not otherwise defined shall have the same meanings as set forth in the Alliance Agreement. Takeda and BioNumerik may be referred to herein individually as a "Party" or collectively as the "Parties." This Agreement shall take effect upon the Effective Date (as defined in the Alliance Agreement).

      NOW THEREFORE, for the consideration described herein and upon the terms listed below, the Parties hereby agree as follows:

      1. VOTING AGREEMENT. Although the Series I Preferred Stock and Series J Preferred Stock which BioNumerik is selling to Takeda pursuant to the Alliance Agreement will, in accordance with the BioNumerik designations filed as an amendment to BioNumerik's articles of incorporation establishing such series of preferred stock, vote on an as converted basis together with other classes and series of BioNumerik capital stock on matters submitted to a vote of shareholders, Takeda hereby agrees with BioNumerik, to vote all shares of BioNumerik voting capital stock (BioNumerik common stock, Series I Preferred Stock, Series J Preferred Stock or any other share of BioNumerik capital stock entitled to vote generally on matters submitted to a vote of BioNumerik shareholders) held by Takeda or its Affiliates at any time until the earlier of three years after launch of the Product in the Territory or five years after the date of execution of this Agreement in accordance, at Takeda's election, with either (i) the recommendation of the BioNumerik Board of Directors to shareholders with respect to such matter, or (ii) in a proportionate manner that allocates Takeda's votes with respect to any such matter in the same relative percentages as are recorded by BioNumerik with respect to the properly submitted votes of other shareholders of BioNumerik as to such matter; provided, however, that in accordance with the terms of the Series I Preferred Stock and Series J Preferred Stock the holders of Series I

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Preferred Stock and Series J Preferred Stock will have separate class voting rights with respect to any proposed amendments to the terms of such series of Preferred Stock and the foregoing voting agreement between Takeda and BioNumerik will not apply to Takeda's voting on any such proposed amendment to the terms of such series of Preferred Stock.

      2. ADDRESSES. All notices, reports, and audit requests with respect to this Agreement will be made in writing and will be given by certified mail, return receipt requested, by recognized international courier service, or by personal delivery, properly addressed to the Party for whom it is intended as follows:

         If to Takeda:

                     General Manager, Divisions of Americas
                     Takeda Pharmaceutical Company Limited
                     1-1, Doshomachi 4-chome, Chuo-Ku, Osaka, 540-8645, Japan

         with a  copy to:

                     General Manager, Legal Department
                     Takeda Pharmaceutical Company Limited
                     1-1, Doshomachi 4-chome, Chuo-Ku, Osaka, 540-8645, Japan

         If to BioNumerik:

                     Chief Executive Officer
                     BioNumerik Pharmaceuticals, Inc.
                     8122 Datapoint Drive, Suite 1250
                     San Antonio, TX 78229

      All notices are deemed effective on the date of receipt or, if delivery is not accepted, five (5) days after placement with a post office for delivery by certified mail, return receipt requested as described above and five (5) days after placement with a recognized international courier service for delivery as described above.

      3. EXECUTION. This Agreement will be executed in two (2) counterparts, each of which will be deemed as original.

      4. CHOICE OF LAW. This Agreement and the performance of the Parties hereunder will be construed in accordance with and governed by the Texas Business Corporation Act (the "TBCA"), as far as the TBCA is mandatorily applicable to the matters within the scope of this

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Agreement as involving a Texas corporation, and in other respects by laws of the
State of New York, United States of America, without reference to choice of law.

      5. SEVERABILITY. In the event that any term, provision, or covenant of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, that term will be curtailed, limited or deleted, but only to the extent necessary to remove such invalidity, illegality or unenforceability, and the remaining terms, provisions and covenants will not in any way be affected or impaired thereby.

      6. WAIVER. No waiver by either Party of any breach of this Agreement, no matter how long continuing or how often repeated, will be deemed a waiver of any subsequent breach thereof, nor will any delay or omission on the part of either Party to exercise any right, power, or privilege hereunder be deemed a waiver of such right, power or privilege, except as stated herein.

      7. FINAL AGREEMENT. This Agreement and the Alliance Agreement (including its Exhibits and attachments) contain the entire agreement and understanding of the Parties with respect to the matters contained herein, superceding all prior understandings, whether written or oral, concerning the subject matter hereof. The Parties may, from time to time during the continuance of this Agreement, modify, vary or alter any of the provisions of this Agreement, but only by a written instrument duly executed by authorized officials of both Parties hereto.

      IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above. The undersigned represent that they are authorized to sign this Agreement on behalf of the Parties hereto.

Takeda Pharmaceutical Company Limited   BioNumerik Pharmaceuticals, Inc.

By: /s/ SABURO HAMANAKA                 By: /s/ FREDERICK H. HAUSHEER
    _________________________               ________________________________

Printed Name: Saburo Hamanaka           Printed Name:  Frederick H. Hausheer

Title:  Corporate Officer               Title: Chairman and Chief Executive
                                               Officer

Date:                                   Date:  November 8, 2004

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